GLASSFROGG
2021 Report

Dear investors,

Dear Investors,

Last year was an exciting year for Savvos Health. Most of you invested in glassFROGG and now we have changed the name to Savvos Health to better reflect the current direction of the company. Our purpose has always been to make medical care affordable for everyone, and that hasn't changed. We've always known that to get affordable healthcare we need providers to make their prices visible to the general public. Fortunately, Savvos Health has created a one-of-a-kind cash-pay marketplace where payors and patients alike can shop for affordable options. We also found that great prices don't mean poor quality. In fact, some of the best healthcare providers also have the lowest prices! The payors we have partnered with save 80-90% when compared to other local providers.

The platform we created provides a better way to find a great price, schedule care and simplify payment. Savvos Health connects patients, payors, and providers in one easy-to-use platform. This platform allows all parties involved to communicate with each other and build bundled pricing on the fly for more complex procedures. Savvos Health simplifies payment by collecting payment from the payor of the agreed upon amount and pays the provider once the procedure has been completed. Savvos Health doesn't charge any of the parties for the use of the platform and only takes a small transaction fee when a procedure is scheduled and completed through the platform. In this way, Savvos Health solves the four major pain points payors, providers and patients experience in the current healthcare system which are: finding a great cash price, communication, payment facilitation, and using technology to make the whole process smooth and easy. Imagine patients and payors saving 80-90% on their outpatient surgical needs. Imagine providers being able to communicate with patients and payors within the Savvos platform. There's no more endless phone calls and emails trying to track down all of the parties involved. Imagine patients and payors knowing exactly what a procedure will cost before the procedure takes place. Imagine providers getting paid the same day the procedure takes place, so there's no more costly collections from payors. Now imagine that all these solutions being bundled in one platform that is free to use. Savvos Health is truly making medical care affordable and hassle-free.

Thank you for joining with us in our journey and believing in us. We are the right team to see this through to the end, and we will not rest until we have accomplished our mission.

Sincerely,

Lou Morin and Jake Fackrell

Co-Founders

Savvos Health

We need your help!

Investors can support Savvos Health by educating everyone within their sphere of influence that affordable medical care for everyone is not only possible, but within reach. Investors can also introduce Savvos Health to healthcare providers and alternative payors such as health shares, third party administrators (TPA's) and self-funded insurance plans. We will be hiring additional account executives and business development personnel. If you know any A players, please send them our way.

Sincerely,

Jacob Fackrell

COO

Lucien Morin

CEO

Our Mission

We believe glassFROGG will be a household name with millions of clients and tens of millions of users and be generating 100M+ in revenue. Thousands of providers will display their prices in our platform. Since glassFROGG will have huge data stores, we will be the experts the media goes to for quotes. glassFROGG will make medical care affordable for everyone so people will no longer live in fear that an unforeseen medical expense will sink them financially. These projections are not guaranteed.

See our full profile



How did we do this year?



Report Card

B+

🙂 The Good

Find a great price, schedule care and simplify payment in one platform for patients, providers and payors.

Name change from glassFROGG to Savvos Health which has opened more doors with payors and providers.

Created nationwide cash-pay marketplace with hundreds of thousands of members from our payors.

☹ The Bad

We discovered that scaling our former model would require millions of dollars so we decided to pivot to Savvos Health.

Building a nationwide cash-pay marketplace has taken us longer than we thought. We now have a nationwide cash-pay marketplace.

We spent most of the year working on our small business model that we ultimately abandoned to focus on our new Savvos Health model.

2021 At a Glance
January 1 to December 31



$364,064 +287%
Revenue

-$450,791
Net Loss

$180,306 +4%
Short Term Debt

$619,911
Raised in 2021

$153,375
Cash on Hand
As of 04/ 6/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Savvos Health is a healthcare platform that connects payors, patients and providers and allows these parties to communicate, schedule care, settle on an affordable price and receive payment. The platform is free for all of these parties to use and Savvos Health receives a small percentage of the agreed upon price from the payor once the procedure has been completed.

Savvos Health has the potential to generate hundreds of millions of dollars in revenue. Since there is no cost to use our platform and we only get paid if we save the payors money, payors and providers are flocking to the Savvos Health platform. We have already seen payors, who represent hundreds of thousands of members register with us and hundreds of world-class providers are signing up to display their best cash price in the Savvos Health marketplace. The providers using Savvos Health have already seen 80-90% savings with their members.

Milestones

Savvos Health was incorporated in the State of Utah in May 2017.

Since then, we have:

· Signed up several payors who represent hundreds of thousands of members.

· Signed up hundreds of providers who offer our members their best cash price saving our payors 80-90%.

· Made an average of $1,675 per procedure in transaction fees that we have run through the Savvos Health platform.

Historical Results of Operations

· Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $364,064 compared to the year ended December 31, 2020, when the Company had revenues of $94,092. Our gross margin was 81.31% in fiscal year 2021, compared to 81.83% in 2020.

· Assets. As of December 31, 2021, the Company had total assets of $186,117, including $186,117 in cash. As of December 31, 2020, the Company had $80,251 in total assets, including $80,251 in cash.

· Net Loss. The Company has had net losses of $450,791 and net losses of $463,093 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

· Liabilities. The Company's liabilities totaled $180,306 for the fiscal year ended December 31, 2021 and $173,300 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $208,654 in debt, $711,442 in equity, and $325,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Savvos Health cash in hand is $153,375, as of April 2022. Over the last three months, revenues have averaged $31,709/month, cost of goods sold has averaged $6,062/month, and operational expenses have averaged $56,155/month, for an average burn rate of $30,508 per month. Our intent is to be profitable in 6 months.

We have shifted to a new revenue model. We continue to receive recurring revenue from existing customers, but from January 2022, we will be providing a platform to payors, providers and patients to facilitate transactions and help the payor and patient save money. The payor will pay Savvos Health a 10% transaction fee for each procedure that is found, scheduled and performed through the Savvos Health platform.

Revenues for Savvos Health will grow over the next few months. We expect $20,000 per in recurring revenue from existing clients and an additional $20,000 per month average over the next three months from transaction fees. Expenses will remain at $62,000 per month for the next 3 months. Our burn rate is $22,000 per month.

Savvos Health is not profitable yet. We are in the process of raising $200,000 which will give us enough capital for the next 12 months. We expect to be profitable within 6 months.

Outside of Wefunder, the co-founders have committed to investing an additional $150,000 of their own money into Savvos Health as well. The co-founders are committed to the success of Savvos Health and they each have personal resources to draw from if needed.

Net Margin: -124%   Gross Margin: 81%   Return on Assets: -242%   Earnings per Share: -$391.31   Revenue per Employee: $33,097   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 97%

📄 2021_Savvos_Health_Financials.pdf   📄 Savvos_Financial_Footnotes.pdf   📄 Statement_of_Members__Equity.pdf   📄 StatementofCashFlows_2019-2021.pdf   📄 BalanceSheet_2021.pdf

📄 ProfitandLoss_2021.pdf   📄 20.12.31_FINAL_FS_GlassFrogg_Review.pdf

We ❤ Our
75 Investors

Thank You For Believing In Us

Vilem Fruhbauer	John Pereira	Lance Evenson	Debra Farber	Mads Georgsen	Sean Porter	Kapeesh Bhaghavathula
Ijeoma Nsaka	Hatem Rowaihy	Jeff Lazcano	Brylan Tan	Tan Quan Nguyen	Scott Warren	Brylan Tan
Paul Smith	Stuart Schantz	Craig J. Vom Lehn	Meredith Webb	Stan Michael Kramarz	David Macario	Stuart Schantz
Eric W. Harding	Derick Mokgahla	Moya A Pope	Matthew Eisner	Gary Charles Ventola	John Butterfield	Nirmal Mani
Chi Zeng	Toma Gulea	Sharath Shivaramaiah	Roderick Herron	Bo Bergstrom	Larry Neely	Esteban RB
Ramon Arosa	E. Frischhut	Joseph Lalley	Jeffrey Schmitz	Mc Kade Evenson	Badal Halder	Sanjay Shah
Ghassan Shams	Siuwai Oh	Liang Li	Mike Cook	Cameron Hilton	John Prestidge	Jason Rigby
Karen Hodgson	Indra J Heckenbach	Joshua Kenji Sherman	Roberto Feng Chang	Alexander Romanowski	Tim Zenger	Michael Beckstrand
Wade Evenson	Rajiv Rasanayagam	Stuart Bunker	Nicholas Hamilton-Cotter	Brian Petter	James Wheeler	Scott Warren
Clare Lalley	Catie Lalley	Yusuf Ahmad	Franklin E. Powers, Jr.	Laurie Van Heuklon	Hai Hoang Van	Amit Bansal
Michele Laging	Pablo Amador	Volkan Ozcelik	Devon Murray	Maria Zlobina		

Thank You!
From the glassFROGG Team





Lucien Morin
CEO

Jake Fackrell
COO



Michael Jensen, PhD
CTO

Founder and developer of top small business app featured by Apple Co-Founder of company providing SaaS solutions for small businesses



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lucien Morin	Executive @ glassFROGG	2017
Jacob Fackrell	Executive @ glassFROGG	2017
Lance Evenson	CFO @ Silencer Co	2021

Officers

Officers

OFFICER	TITLE	JOINED
Lucien Morin	President CEO	2017
Jacob Fackrell	COO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jacob Fackrell	286,591 Common	24.3%
Lucien Morin	628,736 Common	53.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$50,000		Other
04/2019	$22,727		Other
06/2019	$163,000	Common Stock	Section 4(a)(2)
07/2019	$200,000	Preferred Stock	Section 4(a)(2)
01/2020	$67,500	Common Stock	Section 4(a)(2)
04/2020	$50,942	Common Stock	Section 4(a)(2)
09/2020	$30,000	Preferred Stock	Section 4(a)(2)
09/2020	$200,000	Preferred Stock	Section 4(a)(2)
11/2020	$60,927		Other
01/2021	$75,000		Other
04/2021	$100,000		Section 4(a)(2)
04/2021	$50,000		Section 4(a)(2)
07/2021	$175,000		Section 4(a)(2)
11/2021	$219,911		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
04/23/2021	$100,000	10.0%	0.0%	$6,000,000	04/23/2022
04/23/2021	$50,000	10.0%	0.0%	$6,000,000	04/23/2022
07/20/2021	$175,000	10.0%	0.0%	$6,000,000	06/30/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
American Express	01/15/2019	$50,000	$0	6.0%	11/16/2025	
Jacob Fackrell	04/01/2019	$22,727	$0	0.0%	11/01/2025	
Lucien Morin	11/01/2020	$60,927	$56,333	10.0%	05/01/2031	Yes
American Express	01/21/2021	$75,000	$67,083	6.0%	01/21/2024	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	906,514	906,514	Yes
Preferred	246,162	246,162	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the current US healthcare system maintaining their policies of high prices for essential medical care. The reduction of health care prices by 90% or more could be prohibitive to our business model. There can be no assurance that we would be able to effectively compete if the healthcare industry as a whole reduced their prices by 90%

Our short term success is dependent on our maintaining our first mover advantage status. There can be no assurance that we would be able to successfully compete against another company with an abundance of resources.

Our future success depends on the the government maintaining the Affordable Care Act as it is today without stiff penalties for the individual mandate. There can be no assurance that we would be able to successfully pivot our business model if individuals were forced to purchase health insurance.

Our future success is reliant on a small sales team. The loss of services of this team could be detrimental to short term cash flow and make it difficult to reach short term revenue goals. There can be no assurance that we would be successful in attracting and hiring a new sales team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success is contingent on the government maintaining the current system for medicare and medicaid. A single payer system or medicare for all may have an adverse effect on the company. There can be no assurance that we would be able to successfully pivot our business model under these circumstances.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage

interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor🛈;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $6,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Savvos Health
- Utah Corporation
- Organized May 2017
- 11 employees

629 East Quality Drive Suite 102
American Fork UT 84003

https://www.savvos.com/

Business Description

Refer to the glassFROGG profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

glassFROGG has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.